UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-38067

Verona Pharma plc
(Exact name of registrant as specified in its charter)

3 More London Riverside London SE1 2RE United Kingdom +44 203 283 4200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, nominal value £0.05 per share American Depositary Shares, each representing eight ordinary shares
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date	One (1)

Pursuant to the requirements of the Securities Exchange Act of 1934 Verona Pharma plc has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

VERONA PHARMA PLC

Date:	October 17, 2025	By:	/s/ Benjamin Lucas
Name: Benjamin Lucas Title: Principal Executive Officer and Director